Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-162632

PROSPECTUS SUPPLEMENT NO. 6

77,388,531 SHARES OF COMMON STOCK

ADVAXIS, INC.

This prospectus supplement amends the prospectus dated March 5, 2010, to allow the selling stockholders named in the prospectus (the “Selling Stockholders”) to resell, from time to time, up to an aggregate of 77,388,531 shares of our common stock issuable upon the exercise of warrants held by the Selling Stockholders.

We will not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants. This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed on August 19, 2010, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 5, 2010, the prospectus supplement No. 1 dated March 19, 2010, the prospectus supplement No. 2 dated April 2, 2010, the prospectus supplement No. 3 dated May 6, 2010, the prospectus supplement No. 4 dated May 14, 2010 and the prospectus supplement No. 5 dated June 3, 2010 which are to be delivered with this prospectus supplement.

Our common stock is quoted on the Over-The-Counter Bulletin Board, or OTC Bulletin Board, under the symbol ADXS.OB.  On August 18, 2010, the last reported sale price per share for our common stock as reported by the OTC Bulletin Board was $0.15.

Investing in our common stock involves a high degree of risk.  We urge you to carefully consider the ‘‘Risk Factors’’ beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is August 19, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
_______________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 13, 2010

ADVAXIS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

00028489	02-0563870
(Commission File Number)	(IRS Employer Identification Number)
Technology Centre of New Jersey
675 Rt. 1, Suite B113
North Brunswick, N.J. 08902
(Address of principal executive offices)

Registrant’s telephone number, including area code: (732) 545-1590

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities.

On August 13, 2010, Advaxis, Inc. (the “Company”) issued and sold 124 shares of non-convertible, redeemable Series B preferred stock (“Series B Preferred Stock”) to Optimus Life Sciences Capital Partners LLC (the “Investor”) pursuant to the terms of a Preferred Stock Purchase Agreement between the Company and the Investor dated July 19, 2010 (the “Optimus Purchase Agreement”).  The aggregate purchase price for the shares of Series B Preferred Stock was $1.24 million.  Under the terms of the Purchase Agreement, the Investor remains obligated, from time to time until July 19, 2013, to purchase up to an additional 626 shares of Series B Preferred Stock at a purchase price of $10,000 per share upon notice from the Company to the Investor, and subject to the satisfaction of certain conditions, as set forth in the Purchase Agreement.

The Series B Preferred Stock was offered and sold in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

Item 8.01 Other Events.

In connection with the issuance by the Company of the Series B Preferred Stock described above, an affiliate of the Investor exercised a warrant to purchase 9,847,059 shares of the Company’s common stock, $0.001 par value (the “Common Stock”) at an exercise price of $0.17 per share.  As permitted by the terms of such warrant, the aggregate exercise price of $1,674,000 received by the Company is payable pursuant to a 4 year full recourse promissory note bearing interest at the rate of 2% per year.

On August 10, 2010, the Company issued a convertible promissory note to an accredited investor in the aggregate principal face amount of $159,000 (the “Series C Note”), for an aggregate net purchase price of $150,000.  The Series C Note was issued with an original issue discount of approximately 6% and is convertible into shares of Common Stock at $0.17 per share.  In connection with the purchase of the Series C Note, the Company issued to the purchaser of the Series C Note a warrant to purchase 300,000 shares of Common Stock at an exercise price of $0.20 per share, subject to adjustments upon the occurrence of certain events. The Series C Note matures on December 31, 2010, if not retired sooner and may be prepaid at anytime by the Company without penalty.  The Series C Note was offered and sold in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

On August 11, 2010, the Company issued a convertible promissory note to an accredited investor in the aggregate principal face amount of approximately $58,000 (the “Series B Note”), for an aggregate net purchase price of $50,000.  The Series B Note was issued with an original issue discount of approximately 15%.  The Series B Note is convertible into shares of Common Stock at $0.19 per share.  In connection with the purchase of the Series B Note, the Company issued to the purchaser of the Series B Note a warrant to purchase 125,000 shares of Common Stock at an exercise price of $0.25 per share, subject to adjustments upon the occurrence of certain events. The Series B Note matures on April 30, 2011, if not retired sooner and may be prepaid at anytime by the Company without penalty.  The Series B Note was offered and sold in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Advaxis, Inc.

Dated: August 19, 2010	By:	/s/ Mark J. Rosenblum
Mark J. Rosenblum
Chief Financial Officer and Secretary